November 15, 2004

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Re:      Bema Gold Corporation

We confirm that the following material was sent by first class mail on November 15, 2004, to those registered and non-registered shareholders of Bema Gold Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements:

1.	Financial Statements for the nine months ended September 30, 2004 / Management Discussion and Analysis.

Yours truly,

BEMA GOLD CORPORATION

"Shanna Semenowycz"

Shanna Semenowycz
Legal Assistant